UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORP.
(Translation of registrant's name into English)

1781 - 75th Avenue W.
Vancouver, British Columbia, Canada V6P 6P2
(604) 456-6010
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Update to Registered Agent Information for Registration Statements on Form S-8
Our agent for service for purposes of our Registration Statements on Form S-8 (Files 333-146900 and 333-126275)
is updated as follows:  DL Services Inc., Columbia Center, 701 Fifth Avenue, Suite 6100,
Seattle, WA  98104-7043, (206) 903-8800.

SUBMITTED HEREWITH

Exhibits:

99.1	News Release dated 10 November 2009
99.2	Interim Financial Statements for the Three and Nine Month Periods Ended 30 September 2009
99.3	Management’s Discussion and Analysis for the Three and Nine Month Periods Ended 30 September 2009
99.4	Form 52-109F2 – Certification of Interim Filings – Full Certificate – CEO
99.5	Form 52-109F2 – Certification of Interim Filings – Full Certificate – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Response Biomedical Corp.
(Registrant)

Date:	November 10, 2009	By:	/s/ Livleen Kaler
Livleen Kaler
		Title:	VP, Finance & Chief Financial Officer